Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

April 3, 2013

VIA EDGAR TRANSMISSION

AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Max A. Webb

Re: New Newscorp LLC

Amendment No. 1 to Form 10-12B

Filed March 8, 2013

File No. 001-35769

Dear Mr. Webb:

On behalf of New Newscorp LLC (the “Company” or “New News Corporation”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated March 19, 2013 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to the Registration Statement on Form 10, File No. 001-35769, filed on March 8, 2013 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 2 to the Registration Statement, which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Registration Statement and Information Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to Amendment No. 1 to the Registration Statement and Information Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as filed via EDGAR submission concurrently with this letter and dated April 3, 2013.

Exhibit 99.1

Summary Historical and Unaudited Pro Forma Combined Financial Information, page 17

1.	Please revise to disclose pro forma basic and diluted earnings per share giving effect to the distribution and related transactions for the latest fiscal year and subsequent interim period presented in the company’s combined financial statements.

The Company will provide this information in a subsequent amendment when the distribution ratio has been determined.

2.	We note that footnote (2) to the table on page 18 refers to the reconciliation of Segment EBITDA in MD&A. However, the reconciliations beginning on page 85 reconcile actual historical results to segment EBITDA but not your pro forma results to the pro forma segment EBITDA. In this regard, please revise to provide a reconciliation of pro forma segment EBITDA for the fiscal years ended June 30, 2012 and six months ended December 31, 2012 to the company’s most comparable GAAP measure.

The Company has revised its disclosures in footnote (2) on page 18 to include a reconciliation of our pro forma results to pro forma segment EBITDA to comply with the Staff’s request.

The Distribution, page 34

Reasons for the Distribution, page 34

3.	We note your response to our prior comment 26 and reissue in part. Please expand the second paragraph to provide the additional details found in your response.

The Company has revised its disclosure on pages 34 and 35 to include the additional details previously provided in the Company’s response to prior Comment 26 in its letter to the Staff, dated March 8, 2013.

Material U.S. Federal Income Tax Consequences of the Distribution, page 38

4.	We note from the disclosure in the first paragraph on page 40 that you have filed refund claims for taxes in foreign jurisdictions that are currently in litigation. We also note that if such amounts are ultimately received, they must be paid to News Corporation under the terms of the tax sharing and indemnification agreement. Please tell us whether you have any amounts receivable reflected in your financial statements for these refund claims and if so, the amounts recorded as of the end of each period. Your response should also explain your income statement treatment of the refunds due if applicable and explain why you believe such amounts will be received given the presence of litigation. We may have further comment upon receipt of your response.

There is no tax refund receivable reflected in the financial statements, as we have not met the recognition threshold of ASC 740-10-25-8.

Unaudited Pro Forma Combined Financial Statements, page 47

Notes to the Unaudited Pro Forma Combined Financial Statements, page 52

5.	We refer to footnote (e). Please revise to present all pro forma adjustments on a gross rather than a net basis. In this regard, please separately disclose the amount of the adjustment for the removal of equity earnings of Fox Sports Australia and for the incremental amortization of the subscriber relationships. Your response and your revised disclosure should also explain how the amount of incremental amortization was calculated or determined.

In accordance with the Staff’s request, the Company has revised footnote (e) on page 52 to the Unaudited Pro Forma Combined Financial Statements to reflect the pro forma adjustments on a gross basis.

6.	Please revise adjustment (k) to state when the sale of the redeemable preferred stock happened. If the transaction has not yet occurred, please tell us the nature of the transaction and explain how the sale of such stock is directly attributable to the spin-off transaction as required by Rule 11-02(b)(6) of Regulation S-X.

The sale of the redeemable preferred stock has not yet occurred and is expected to occur as part of the internal reorganization. In the internal reorganization, certain assets will be contributed to a newly-formed U.S. subsidiary (the “Subsidiary”) in exchange for common and preferred stock of such Subsidiary (the “Subsidiary Contribution”). The assets transferred in the Subsidiary Contribution consist of the stock of the parent companies of Dow Jones and News International and the entities comprising News America Marketing. Also as part of the internal reorganization, preferred stock in the Subsidiary will be sold to an unrelated third party. The internal reorganization is necessary in order to effect the distribution and therefore is directly attributable to the transaction.

Please see the revised disclosure in footnote (k) on page 53.

7.	Please revise footnote (o) to disclose the effective tax rates used in the calculation of the pro forma income tax adjustments. Your revised disclosure should clearly indicate the amounts included in and excluded from the pro forma income tax calculations along with the reasons for each. Please present the revised adjustments in a level of detail that would enable a reader to recalculate the amounts of the pro forma adjustments.

In accordance with the Staff’s request, the Company has revised footnote (o) on pages 53 and 54 to discuss the tax rates used in the calculation of the pro forma income tax adjustments.

8.	We refer to footnote (p). Please explain how the transaction under which News Corporation will contribute certain assets to you under the internal reorganization will result in tax consequences. Your response and revised disclosure should fully explain the nature of the transaction, the assets that will be contributed and how the sale of redeemable preferred stock in adjustment (k) is related. Also, please explain how the deferred tax asset of approximately $400 million was calculated or determined. We may have further comment upon receipt of your response.

In the internal reorganization, certain assets will be contributed to the Subsidiary in exchange for common and preferred stock of such Subsidiary. The assets transferred in the Subsidiary Contribution consist of the stock of the parent companies of Dow Jones and News International and the entities comprising News America Marketing. Also as part of the internal reorganization, preferred stock in the Subsidiary will be sold to an unrelated third party. The contribution of assets and the sale of the preferred stock followed by the distribution of New News Corporation stock results in the recognition of significant built-in losses and gains by Parent through its U.S. consolidated group. It is expected that the losses will exceed the gains recognized. Following the distribution of the New News Corporation stock, the tax basis of the Subsidiary’s assets will be equal to their fair market values. The excess of the fair market values of certain assets over their historical tax basis is expected to result in increased amortization deductions for New News Corporation in future years. Therefore, a deferred tax asset of approximately $400 million was determined using an applicable U.S. tax rate of 38%. We have revised our disclosure to reflect the foregoing. Please see the discussion of the internal reorganization which begins on page 35, the revised discussion of the material U.S. federal income tax consequences of the distribution which begins on page 39 and the revised disclosure in footnote (p) on page 54.

Executive Compensation, page 116

9.	We note your response to our prior comment 40 and reissue. Please revise this section to provide all of the information required by Item 402 of Regulation S-K regarding the historical compensation of any named executive officer who previously provided services to News Corporation. In this regard, you should provide disclosure similar to the level of disclosure that would be provided in connection with a company’s initial public offering. For example and without limitation, we would expect to see a full compensation discussion and analysis, compensation tables, to the extent applicable and which may be limited to disclosure related to the last completed fiscal year, and a discussion of potential payments upon termination or change-in-control.

The Company has previously addressed Comment 9 in a separate letter to the Staff, dated March 25, 2013.

Our Relationship With Parent Following the Distribution, page 123

Intercompany Accounts, page 125

10.	Your disclosure indicates that all intercompany accounts receivable, payable, and loans between you and News Corporation will be settled as part of the distribution. To the extent such amounts are considered to be factually supportable, please revise your pro forma balance sheet included on page 51 of the filing to include adjustments for the settlement of these intercompany amounts. Alternatively, please explain why no pro forma adjustments are required.

In the historical combined financial statements of the Company, all significant intercompany transactions between the Company and Parent are considered to be effectively settled at the time the intercompany transactions are recorded. The total net effect of the settlement of these intercompany transactions is reflected in the historical balance sheet as Parent company investment. The most significant intercompany items are more completely described in Note 9. “Related Party Transactions and Parent Company Investment” to the financial statements and primarily consist of rent, insurance, stock compensation expense and cash pooling. As of the distribution date, Parent’s net investment in our Company will be distributed to Parent’s stockholders through the distribution of all the outstanding common stock of the Company. There are no other factually supportable settlements anticipated between the Company and Parent at distribution, therefore the Company believes that no pro forma adjustments are required.

U.K. Newspaper & Related Matters, page 126

11.	Please advise how these arrangements will be memorialized. To the extent that these arrangements will be memorialized outside of the separation and distribution agreement, please revise the Form 10 exhibit index to annotate that the agreement governing these arrangements will be filed as an exhibit.

The specific arrangements regarding the U.K. Newspaper Matters are memorialized in Section 4.06, and the other sections referenced therein (Sections 1.01, 4.02 and 9.08), of the form of separation and distribution agreement filed as Exhibit 2.1 with Amendment No. 1 to the Registration Statement.

Description of Our Capital Stock, page 130

12.	We note your response to our prior comment 46 in which you indicate that you do not expect that equity will be a significant source of capital for your business going forward and therefore you believe the inclusion of the description of your equity, voting and other rights and privileges of your common shares in the Liquidity and Capital Resources section of MD&A could lead investors to believe that equity issuances will be a significant source of funds for operations in future periods. Given that your Class A and Class B common shares will have significantly different voting rights, please revise the notes to your financial statements to disclose the differences in voting rights and other privileges associated with your Class A and Class B common shares. Refer to the disclosure requirements outlined in ASC 505-10-50-3.

The Company respectfully submits that the inclusion of a description of equity, voting rights and other privileges in the notes to the historical financial statements could lead investors to believe that the Company currently has shares of Class A and Class B Common Stock outstanding.

As of the distribution date, Parent’s net investment in our company will be distributed to Parent’s stockholders through the distribution of all of the outstanding common stock of New News Corporation. Therefore, for its financial statements prepared after the distribution, the Company intends to include the following disclosure as part of the footnotes to its annual audited financial statements to be filed on Form 10-K.

Common Stock - We have two classes of common stock, Class A Common Stock, [$—] par value (“Class A stock”), and Class B Common Stock, [$—] par value (“Class B stock”). Holders of Class B stock are entitled to one vote per share on all matters on which stockholders have the right to vote. Holders of Class A stock are entitled to vote together with the holders of Class B stock under a limited set of circumstances. Other than in those limited circumstances holders of our Class A stock have no right to vote.

The Company acknowledges the Staff’s comment and the need to alert readers of the financial statements of the differences in voting rights between the two classes of common stock that will exist upon the distribution, and has included additional disclosure on page 77.

Financial Statements, page F-1

Combined Statements of Operations, page F-3

13.	We note your response to our prior comment 47 in which you indicate that the company’s product revenues, which include advertising revenues since they reflect the sale of discrete advertising inventory, approximates 90% of your total revenues. Please explain to us in further detail why you believe that the provision of advertising services represents the delivery of a product rather than a service. As part of your response, please explain in detail the nature of the advertising “products” that you deliver to your customers and explain how any related “inventory costs” are accounted for in your financial statements. Please note that absent persuasive evidence to the contrary, we continue to believe that advertising revenues represent the sale of a service or a type of “other” revenue rather than that from the sale of a product. Furthermore, since advertising revenues represented approximately 54% of your total revenues in 2012, we continue to believe that the revenues and the related costs of sales associated with your revenues from sales of products and services should be separately disclosed in your consolidated statements of operations in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X.

The Company has reviewed Rule 5-03(b)(1) and (2) of Regulation S-X and reevaluated the presentation of its statements of operations. The Company has revised the statements of operations to separately disclose its major revenues by type to include a) advertising, b) circulation and subscription, c) consumer and d) other.

Because the Company’s News and Information Services products are interrelated and interdependent, the Company monitors and analyzes its costs of revenue as shared costs across all revenue categories and does not track these costs separately by category. Since the Company has never allocated its costs to revenues by type, any such allocation would be arbitrary, not consistent with the manner in which the business is managed and we believe would not provide more meaningful disclosure. Additionally, the Company believes that any attempt to arbitrarily present separate costs of revenue on a type-by-type basis could be misinterpreted as implying a resulting gross margin by type of product, which would be misleading given the interrelated and interdependent nature of our News and Information Services products. Therefore, consistent with our peers, we present these costs as one line item in the statements of operations.

Please refer to pages F-3 and F-56 for the revised statements of operations presentation.

14.	Additionally, we also note that a significant number of public entities operating in your industries provide separate disclosure of their advertising and other major types of revenues and related expenses on the face of their consolidated statements of operations. By not providing similar disclosures on the face of your statements of operations, we believe it reduces the comparability of your financial statements with those of your public competitors. Please reevaluate your income statement presentation of your revenues on the face of your statement of operations and revise accordingly.

The Company respectfully acknowledges the Staff’s comment. As discussed in our response to Comment 13, the Company has revised its financial statement presentation to separately disclose the major types of revenue on the face of the statements of operations.

Notes to the Combined Financial Statements, page F-8

Note 8. Equity Based Compensation, page F-26

15.	We note from your response to our prior comment 54 that the company has disclosed the aggregate intrinsic value of exercisable options on page F-29. However, we note only the disclosure of the aggregate intrinsic value of outstanding options on page F-29. Please revise to also disclose the aggregate intrinsic value of options that were exercisable at the end of the latest period presented as required by ASC 718-10-50-2.

The Company notes that the aggregate intrinsic value of options that were exercisable was $13.5 million and has revised Note 8. “Equity Based Compensation” on page F-29 to address the Staff’s comment.

Note 9. Related Party Transactions and Parent Company Investment, page F-30

16.	We note from your response to prior comment 55 that you do not believe that K. Rupert Murdoch’s ownership of 39.4% of New Newscorp constitutes a control relationship that is required to be disclosed. Given that the 39.4% held by Mr. Murdoch represents the largest single holding of your common stock and this ownership percentage will provide him with significant influence over your operations, we continue to believe that you should revise MD&A and the notes to your financial statements to disclose the existence of this significant voting interest. Please revise your disclosures accordingly.

The Company respectfully submits that the inclusion of K. Rupert Murdoch’s beneficial ownership of the Company in the notes to the historical financial statements could lead investors to believe that K. Rupert Murdoch currently holds common stock outstanding in the Company.

The Company has revised its disclosure on page 77 in Management’s Discussion and Analysis of Financial Condition and Results of Operations and page 131 in Description of Our Capital Stock to include disclosure of the existence of K. Rupert Murdoch’s beneficial ownership interest in the Company’s common stock after the distribution.

Corporate Allocations and Parent Company Investment, page F-30

17.	We note your response to prior comment 57. Please revise note 9 to narratively explain the reasons for the significant variances in the cash pooling and general financing activities line item that resulted in the significant fluctuations of the parent company investment account for the various periods presented.

The Company has revised Note 9. “Related Party Transactions and Parent Company Investment” on page F-31 to narratively explain the fluctuations in the cash pooling and general financing activities line item.

Note 10. Commitments and Contingencies, page F-32

18.	Your response to our prior comment 58 indicates that your disclosures regarding legal costs, settlement charges and contingencies have been provided in your interim financial statements for the six months ended December 31, 2012 and 2011. As a significant portion of these legal costs and related settlements appear to have been incurred during the fiscal year ended June 30, 2012, please also revise your audited financial statements to provide disclosure concerning the amounts of material losses accrued and incurred, as well as any settlement charges recognized during the periods presented in your financial statements.

The Company has revised Note 10. “Commitments and Contingencies” on page F-33 in the audited annual financial statements.

New News Corporation Interim Financial Statements, page F-56

Notes to the Unaudited Combined Financial Statements, page F-60

Note 2. Acquisitions, Disposals and Other Transactions, page F-61

19.

We note that the acquisition of CMH resulted in the recognition of a $1.3 billion gain during fiscal 2013 as a result of your revaluation of your existing equity interests in Foxtel and FOX SPORTS Australia. Given the significance of this gain, please explain in detail how you calculated or determined the amount of this gain. As part of your response, please also explain how the fair value of previously held equity interests of $1,626 was determined, including all relevant inputs and assumptions. Your response should also explain how the purchase price paid for the acquisition of Consolidated Media Holdings Ltd. (and its holdings of interests in Foxtel and

FOX SPORTS Australia) compared to fair value of your existing equity investments in these entities determined as part of your valuation procedures.

The previously held 50% equity interest in FOX SPORTS Australia, through which we held our indirect 25% equity interest in Foxtel, had a fair value of approximately $1.6 billion and an acquisition date carrying value of approximately $0.3 billion, resulting in a $1.3 billion gain.

In order to estimate the fair value of the previously held 50% equity interest, we first estimated the total equity value of FOX SPORTS Australia at 100%, which includes its 50% interest in Foxtel. We then subtracted an assumed control premium from the total estimated equity value and then multiplied the resulting amount by our previous 50% equity interest. The fair value of the total equity was estimated using discounted cash flow analyses based on management’s projections. The discount rates utilized in the discounted cash flow analyses ranged from 9.5% -10.5% and were based on the weighted average cost of capital for FOX SPORTS Australia and Foxtel using the capital asset pricing model. The long-term growth rates utilized in the discounted cash flow analyses were 2.5%, which reflect our assessment of the long-term inflation rate for Australia.

The $0.4 billion difference between the $2.0 billion cash purchase price paid for the acquisition of the equity in CMH and the $1.6 billion fair value of the previously held 50% equity interest in FOX SPORTS Australia was due to the following: (i) an assumed control premium of approximately $0.2 billion, (ii) a settlement loss recognized for a pre-existing relationship of approximately $0.1 billion and (iii) non-FOX SPORTS Australia related CMH assets of approximately $0.1 billion.

20.	In a related matter, please revise note 2 to disclose the acquisition date fair value of your equity investments in FOX SPORTS and Foxtel prior to the acquisition and the inputs used in determining such valuation. Refer to ASC 805-10-50-2g.1 and 4.

The Company has revised its disclosure on page F-62 to address the Staff’s comment.

21.	Please revise your pro forma information to disclose the nature and amount of any material nonrecurring pro forma adjustments included in the reported pro forma revenue and net income. Refer to ASC 805-10-50-h.4.

The Company has revised the supplemental pro forma information in Note 2. “Acquisitions, Disposals and Other Transactions” on page F-63 to discuss the nature and amount of the material nonrecurring pro forma adjustments included in the reported pro forma revenue and net income in accordance with ASC 805-10-50-h.4.

Other

22.	Please update the financial statements and related disclosures included in your Form 10 registration statement as necessary to comply with the guidance outlined in Rule 3-12 of Regulation S-X.

The current financial statements and related disclosures in the Form 10 registration statement comply with the guidance outlined in Rule 3-12 of Regulation S-X. The Company will continue to update the financial statements and related disclosures in subsequent amendments to comply with the guidance in Rule 3-12 of Regulation S-X.

The Company’s acknowledgement of the statements for which you requested acknowledgement in the Comment Letter is set forth in Annex A to this letter.

Please direct any questions concerning this letter to the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

Annex A

On behalf of New Newscorp LLC (the “Company”) and in connection with the filing of Amendment No. 2 to the Registration Statement, File No. 001-35769 (the “Registration Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

staff of the Division of Corporation Finance (the “Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NEW NEWSCORP LLC

By:	/s/ Janet Nova
Name:	Janet Nova
Title:	Attorney-in-Fact for K. Rupert Murdoch